15046022

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69037

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CADENA SECURITIES SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

636 7th Ave N.
(No and Street)

St Petersburg (City) FL (State) 33701-2228 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN CADENA 727-542-9210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2015
04 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN CADENA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CADENA SECURITIES SERVICES, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

JOSEPH M. PUGLIANO
MY COMMISSION # EE 158856
EXPIRES: February 14, 2016
Bonded Thru Notary Public Underwriters

[Signature]
Signature

Managing Member, CCO
Title

[Signature] 2/26/2015
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Cadena Securities Services, LLC
636 7th Avenue North
Saint Petersburg , FL 33701-2228

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Cadena Securities Services, LLC as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Cadena Securities Services, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cadena Securities Services, LLC as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Cadena Securities Services, LLC financial statements. The Net Capital Computation is the responsibility of Cadena Securities Services, LLC's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly

stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

CADENA SECURITIES SERVICES, LLC
BALANCE SHEET
As of December 31, 2014

ASSETS

CURRENT ASSETS		
Cash in Bank	$	8,278.79
Cash in Bank		50.00
Prepaid Expenses		1,241.12
Total Current Assets		9,569.91
PROPERTY AND EQUIPMENT		
TOTAL ASSETS	$	9,569.91

The footnotes are an integral part of the financial statements.

CADENA SECURITIES SERVICES, LLC
BALANCE SHEET
As of December 31, 2014

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	1,392.00
Total Current Liabilities		1,392.00
LONG-TERM LIABILITIES		
Total Long-Term Liabilities		0.00
TOTAL LIABILITIES		1,392.00
MEMBERS EQUITY		
Members' Equity		8,177.91
Total Members' Equity		8,177.91
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	9,569.91

The footnotes are an integral part of the financial statements.

CADENA SECURITIES SERVICES, LLC
BALANCE SHEET
As of December 31, 2014

STATEMENT OF INCOME

Revenues		
Fee for Capital Advisory Services	$	350,000.00
Underwriting Fees		3,072.50
Total Revenue		353,072.50
Operating Expenses		
Floor Brokerage and Exchange		8,843.27
Other Expenses		348,443.12
Total Operating Expenses		357,286.39
Operating Income (Loss)	$	(4,213.89)

The footnotes are an integral part of the financial statements.

CADENA SECURITIES SERVICES, LLC
STATEMENT OF MEMBERS' EQUITY

12 Months Ended December 31, 2014

Beginning of Period	$	8,791.80
Plus: Net Income		(4,213.89)
Plus: Member Contributions		5,600.00
Less: Member Distributions		(2,000.00)
MEMBERS' EQUITY END OF PERIOD	$	8,177.91

The footnotes are an integral part of the financial statements.

CADENA SECURITIES SERVICES, LLC
STATEMENT OF CASH FLOWS

		12 Months Ended December 31, 2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(4,213.89)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities		636.81
Net Cash Provided By (Used In) Operating Activities		(3,577.08)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member Contributions		5,600.00
Member Distributions		(2,000.00)
Net Cash Provided By (Used In) Financing Activities		3,600.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		22.92
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		8,305.87
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	8,328.79

The footnotes are an integral part of the financial statements.

CADENA SECURITIES SERVICES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

	12 Months Ended December 31, 2014
Balance at January 1, 2014	$ 8,792.00
Net Income for the year ended December 31, 2014	(4,213.89)
Member Contributions	5,600.00
Member Distributions	(2,000.00)
Balance at December 31, 2014	$ 8,178.11

The footnotes are an integral part of the financial statements.

CADENA SECURITIES SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Cadena Securities Services, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company) was formed as a Limited Liability Company in the state of Florida on March 7, 2011. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and its new member application with the Financial Industry Authority ("FINRA") was approved on October 9, 2013. The Company is approved to earn fees and commissions from the sale of private placements, hedge funds and investment banking advisory activities. The Company operates under the exempted provisions of the SEC rule 15c3-3(k)(i).
The Company has adopted a calendar year.

Description of Business

The Company is engaged in business as securities broker-dealer for private placements, hedge funds and investments banking advisory activities.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing broker with whom it does business.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

The company has revenue concentrations; the firm specializes in sales of municipal and corporate debt securities underwriting, U.S. government municipal and corporate debt securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement of Exemption of Reserve requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate its net capital requirement under the alternative reserve requirement method.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(ii).

NOTE D– OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2014, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE E - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 16, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

Cadena Securities Services, LLC.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$	8,178.00
Nonallowable assets:			
Prepaid Expenses	1,241.00		
Fixed Assets	0.00		
Accounts receivable – other	0.00		(1,241.00)
Other Charges			
Haircuts	0.00		
Undue Concentration	0.00		(0.00)
Net allowable capital		$	6,937.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$	93.10
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000.00
Net capital requirement	$	5,000.00
Excess net capital	$	1,937.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	1,392.00
Percentage of aggregate indebtedness to net capital		20.07%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$	8,178.00
Adjustments:		
Change in Equity (Adjustments)		(0.00)
Change in Non-Allowable Assets		(1,241.00)
Change in Haircuts		(0.00)
Change in Undue Concentration		0.00
NCC per Audit		6,937.00
Reconciled Difference	$	(0.00)

See accountant's audit report

Cadena Securities Services, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2013

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers' transaction is cleared through another broker-dealer on a fully disclosed basis.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2014	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
Cadena Securities Services, LLC
636 7th AVN
Saint Petersburg, FL 33701

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Cadena Securities Services, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Cadena Securities Services, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k(2))(ii), and (2) Cadena Securities Services, LLC stated that Cadena Securities Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Cadena Securities Services, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cadena Securities Services, LLC's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

Cadena Securities Services, LLC
636 7th Ave. N. Saint Petersburg, FL 33701
Tel. 727.542.9210 Fax 727.388.5044

February 23, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2014

Dear Mr. Richardson Jr.,

Please be advised that Cadena Securities Services, LLC has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2014 through December 31, 2014. Cadena Securities Services, LLC did not hold customer securities or funds at any time during this period and does business on a limited basis (Investment banking advisory, capital raise finder fees). Cadena Securities Services, LLC.'s past business has been of similar nature and has complied with this exemption since its inception, (October 9, 2012).

John Cadena, the Managing Member and CCO of Cadena Securities Services, LLC has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

John Cadena has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Cadena Securities Services, LLC.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (727) 542-9210.

Very truly yours,

Cadena Securities Services, LLC

Managing Member, CCO